Planned Exchange of Minority-Held Kyongnam Bank and Kwangju Bank Shares
with Woori Finance Holdings Shares

On August 26, 2011, the board of directors of Woori Finance Holdings Co., Ltd. (the “Company”) resolved to effect (i) an exchange of shares of Kyongnam Bank (currently a 99.99% subsidiary of the Company) not held by the Company with common shares of the Company held as treasury stock and (ii) an exchange of shares of Kwangju Bank (currently a 99.99% subsidiary of the Company) not held by the Company with common shares of the Company held as treasury stock. Following such share exchanges, each of Kyongnam Bank and Kwangju Bank will become wholly-owned subsidiaries of the Company.

The details of the planned share exchanges are as follows:

Exchange of Kyongnam Bank Shares (the “Kyongnam Share Exchange”)

1. Exchange ratio (Kyongnam Bank shares : Company shares) = 1 : 1.9797297

2. Expected key dates for the Kyongnam Share Exchange:

•	Record date for determining Company shareholders entitled to object to the Kyongnam Share Exchange: September 10, 2011

•	End of submission period for shareholder objections to the Kyongnam Share Exchange: September 22, 2011

•	Date of the Company’s board of directors meeting to finally approve the Kyongnam Share Exchange: September 27, 2011

•	Expected share exchange date: October 5, 2011

* The above dates remain subject to change based on further discussions among the relevant parties and regulatory agencies.

3. Other details regarding the Kyongnam Share Exchange:

•	Pursuant to the Korean Commercial Code, so long as holders of 20% or more of the Company’s issued and outstanding shares do not object to the Kyongnam Share Exchange, (i) the approval of the board of directors of each of the Company and Kyongnam Bank is sufficient and the approval of the shareholders of each of the Company and Kyongnam Bank is not required and (ii) the shareholders of the Company will not have any appraisal rights in connection with the Kyongnam Share Exchange. Shareholders of Kyongnam Bank (other than the Company) will be entitled to appraisal rights in accordance with the relevant Korean laws.

•	Kyongnam Bank shareholders duly recorded in the shareholder register of Kyongnam Bank as of 5:00 p.m. on the date immediately preceding the share exchange date will receive 1.9797297 common shares of the Company for each share of Kyongnam Bank held. Fractional shares will not be allocated and the relevant Kyongnam Bank shareholders will receive cash consideration for such fractional shares based on the closing price of the Company’s common shares as of the share exchange date.

Exchange of Kwangju Bank Shares (the “Kwangju Share Exchange”)

1. Exchange ratio (Kwangju Bank shares : Company shares) = 1 : 1.4617117

2. Expected key dates for the Kwangju Share Exchange:

•	Record date for determining Company shareholders entitled to object to the Kwangju Share Exchange: September 10, 2011

•	End of submission period for shareholder objections to the Kwangju Share Exchange: September 22, 2011

•	Date of the Company’s board of directors meeting to finally approve the Kwangju Share Exchange: September 27, 2011

•	Expected share exchange date: October 5, 2011

* The above dates remain subject to change based on further discussions among the relevant parties and regulatory agencies.

3. Other details regarding the Kwangju Share Exchange:

•	Pursuant to the Korean Commercial Code, so long as holders of 20% or more of the Company’s issued and outstanding shares do not object to the Kwangju Share Exchange, (i) the approval by the board of directors of each of the Company and Kwangju Bank is sufficient and the approval of the shareholders of each of the Company and Kyongnam Bank is not required and (ii) the shareholders of the Company will not have any appraisal rights in connection with the Kwangju Share Exchange. Shareholders of Kwagnju Bank (other than the Company) will be entitled to appraisal rights in accordance with the relevant Korean laws.

•	Kwangju Bank shareholders duly recorded in the shareholder register of Kwangju Bank as of 5:00 p.m. on the date immediately preceding the share exchange date will receive 1.4617117 common shares of the Company for each share of Kwangju Bank held. Fractional shares will not be allocated and the relevant Kwangju Bank shareholders will receive cash consideration for such fractional shares based on the closing price of the Company’s common shares as of the share exchange date.